December 19, 2024

Kristin Yarema
Chief Executive Officer
Poseida Therapeutics, Inc.
9390 Towne Centre Drive, Suite 200
San Diego, California 92121

       Re: Poseida Therapeutics, Inc.
           Schedule 14D-9 filed December 9, 2024
           File No. 005-91606
Dear Kristin Yarema:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed December 9, 2024
Past Contacts, Transactions, Negotiations and Agreements, page 4

1. Refer to the first and second paragraphs under this section. Please revise, with a view towards disclosure, to identify "all such agreements, arrangements or understandings and any actual or potential conflicts of interest," and specify where relevant information may be found by shareholders in the documents referred to in the
       first paragraph, or advise. To the extent such agreements are discussed, be sure to attach them as exhibits. See Item 9 of Schedule 14D-9 and Item 1016(e) of Regulation
       M-A.
2. We note the following disclosure on page 5: "For further information with respect to the arrangements between Poseida and its executive officers, directors and affiliates described in this 'Item 3. Past Contacts, Transactions, Negotiations and Agreements,' as well as other arrangements between Poseida and its executive
       officers, directors, and affiliates, please see the Annual Report, the Proxy Statement, the 2024 Quarterly Reports, and other filings and reports that Poseida may file from
 December 19, 2024
Page 2

       time to time with the SEC." Please revise to specify what "other arrangements" you are referring to and where such information may be found in "the Annual Report, the
       Proxy Statement, the 2024 Quarterly Reports, and other filings and reports," or advise.
3. We note that here, and throughout the filing, that "December 2, 2024" is used as the benchmark date in, among other things, calculating the number of Shares and Shares subject to Options held by, and other considerations payable to, certain executive officers and directors. Please explain in your response letter why this particular date was used, given that the Schedule 14D-9 was filed on December 9, 2024. Please also revise to include the most recent figures, or advise.
CVR Agreement, page 15

4. Expand generally here, and throughout the filing, to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) in order for payment to be issued under the terms of the CVRs, including specific disclosure about the current status of the development of the CVR Products.
Certain Financial Projections, page 33

5.     We note from the first paragraph on page 36 that you have included only
a    summary
       of the Projections.    Please revise to include the full projections.
6. We note your disclosure that "Poseida management also estimated the probabilities of success for achieving each of the Milestones, which ranged from 35% to
80%
       depending on the Milestone and assuming an achievement date in advance of the applicable Milestone Outside Date," and that the Poseida Board "directed Centerview to use and rely on such estimated probabilities of success in Centerview s analysis of the Cash Amount." With a view toward revised disclosure, please tell us how Poseida management arrived at these estimates for the probabilities of success for achieving each milestone, and how, specifically, Centerview used and relied on such estimates.
       In this respect, we note no reference to such estimates in the relevant section describing Centerview's work.
Person/Assets Retained, Employed, Compensated or Used, page 42

7. On page 43, you note that "Poseida has agreed to pay Centerview an aggregate fee of approximately $25.5 million" for it services. On page 42, however, you state that
       "Poseida has agreed to pay Centerview an aggregate fee currently estimated to be approximately $25.5 million" (emphasis added). Please revise to clarify whether the fee is "estimated" and, if so, why this is the case and how the final payment amount may differ. Otherwise, revise the language on page 42 to be consistent with that on page 43.
Cautionary Note Regarding Forward-Looking Statements, page 49

8. We note your reference to "forward-looking statements within the meaning of the federal securities laws." Please confirm in your response letter of your understanding that the safe harbor protections for forward looking statements provided in the Private
       Securities Litigation Reform Act of 1995 do not by their terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities
 December 19, 2024
Page 3

       Exchange Act of 1934.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Dan Duchovny at 202-
551-3619.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions